UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 20 November 2012

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X

Harmony Gold Mining Company Ltd
Registration number: 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
("Harmony" or "the company")

DEALING IN SECURITIES BY DIRECTORS

In line with the provisions of the Harmony 2006 Share Plan, incentives/shares are allocated to directors in November each year.

In compliance with paragraphs 3.63 to 3.74 of the JSE Listings Requirements, the following information is disclosed:

1. Name of director: GP Briggs (Chief
                                          Executive Officer)

    Company: Harmony Gold Mining
                                         Company Limited

    Nature of transaction: Off market Grant of Share Appreciation Rights,
                                         Performance Shares, Restricted Shares and Matching
                                         Performance Shares

    Periods of vesting: Share Appreciation Rights vest in equal thirds on the
                                         third, fourth and fifth anniversary of the allocation.
                                         Performance shares, Restricted Shares and Matching
                                         Performance Shares vest after three years.

    Date: 16 November 2012

    Class of securities: Share Appreciation Rights, Performance Shares,
                                         Restricted Shares and Matching Performance Shares

    Strike price: R68.84

    Number of Share Appreciation
    Rights allocated: 25 058

    Number of Performance Shares
    allocated: 130 738

    Number of Restricted Shares: 32 684

    Number of Matching
    Performance Shares: 6 537

    Nature and extent of
    director's interest: Direct beneficial

2. Name of director: F Abbott (Financial
                                         Director)

    Company: Harmony Gold Mining
                                         Company Limited

    Nature of transaction: Off market Grant of Share Appreciation Rights,
                                         Performance Shares, Restricted Shares and Matching
                                         Performance Shares

    Periods of vesting: Share Appreciation Rights vest in equal thirds on the
                                         third, fourth and fifth anniversary of the allocation.
                                         Performance shares, Restricted Shares and Matching
                                         Performance Shares vest after three years.

    Date: 16 November 2012

Class of securities:	Share Appreciation Rights, Performance Shares, Restricted Shares and Matching Performance Shares	
Strike price:	R68.84	
Number of Share Appreciation Rights allocated:	16 204	
Number of Performance Shares allocated:	52 840	
Number of Restricted Shares:	21 136	
Number of Matching Performance Shares:	4 227	
Nature and extent of director's interest:	Direct beneficial	

3.
Name of director:	HE Mashego (Executive Director)	
Company:	Harmony Gold Mining Company Limited	
Nature of transaction:	Off market Grant of Share Appreciation Rights, Performance Shares, Restricted Shares and Matching Performance Shares	
Periods of vesting:	Share Appreciation Rights vest in equal thirds on the third, fourth and fifth anniversary of the allocation. Performance shares, Restricted Shares and Matching Performance Shares vest after three years.	
Date:	16 November 2012	
Class of securities:	Share Appreciation Rights, Performance Shares, Restricted Shares and Matching Performance Shares	
Strike price:	R68.84	
Number of Share Appreciation Rights allocated:	11 694	
Number of Performance Shares allocated:	38 132	
Number of Restricted Shares:	11 694	
Number of Matching Performance Shares:	2 339	
Nature and extent of director's interest:	Direct beneficial	

4.
Name of Company Secretary:	R Bisschoff (Company Secretary)	
Company:	Harmony Gold Mining Company Limited	
Nature of transaction:	Off market Grant of Share Appreciation Rights and Performance Shares	
Periods of vesting:	Share Appreciation Rights vest in equal thirds on the third, fourth and fifth anniversary of the allocation. Performance shares vest after three years.	

Date:	16 November 2012
Class of securities:	Share Appreciation Rights and Performance Shares
Strike price:	R68.84
Number of Share Appreciation Rights allocated:	7 818
Number of Performance Shares allocated:	15 296
Nature and extent of director's interest:	Direct beneficial

5. Name of director: CT Smith (Director of major subsidiary company)

Company:	Harmony Gold Mining Company Limited
Nature of transaction:	Off market Grant of Share Appreciation Rights, Performance Shares, Restricted Shares and Matching Performance Shares
Periods of vesting:	Share Appreciation Rights vest in equal thirds on the third, fourth and fifth anniversary of the allocation. Performance shares, Restricted Shares and Matching Performance Shares vest after three years.
Date:	16 November 2012
Class of securities:	Share Appreciation Rights, Performance Shares, Restricted Shares and Matching Performance Shares
Strike price:	R68.84
Number of Share Appreciation Rights allocated:	15 035
Number of Performance Shares allocated:	49 027
Number of Restricted Shares:	15 035
Number of Matching Performance Shares:	3 007
Nature and extent of director's Interest:	Direct beneficial

Prior clearance was obtained in respect of all of the above dealings by the directors.

For more details contact:
Henrika Basterfield
On +27 (0)82 759 1775

Johannesburg, South Africa
20 November 2012

Sponsor:
J P Morgan Equities Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 20, 2012

Harmony Gold Mining Company Limited

By: /s/ Frank Abbott

Name: Frank Abbott
Title: Financial Director